Exhibit 4.10

AMENDMENT NO. 8 TO THE
GADZOOKS, INC. 1992 INCENTIVE AND
NONSTATUTORY STOCK OPTION PLAN

          The Gadzooks, Inc. 1992 Incentive And Nonstatutory Stock Option Plan, as amended (the "Plan"), is hereby amended as follows:

1.	Section 4(b)(iii) of the Plan is hereby amended in its entirety to read as follows:

     (iii)     To determine the exercise price per share of Options to be granted, which exercise price shall be determined in accordance with Section 8(a) of the Plan; provided, however, that the exercise price of Options granted under the Plan shall not be repriced or changed, except in accordance with Section 11 of the Plan;

          IN WITNESS WHEREOF, the Company has caused its duly authorized officer to execute this Amendment No. 8 as of the ______ day of ______________, 2000.

GADZOOKS, INC.

By: ___________________________
Title: _________________________